Form C

Cover Page

Name of issuer:

Changemaker Edu, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/19/2023

Physical address of issuer:

4552 Oxbow Drive
Sacramento CA 95864

Website of issuer:

https://changemakereducation.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

10/28/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$15,929.00	$0.00
Cash & Cash Equivalents:	$15,846.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$95,064.00	$0.00
Non-Current Liabilities:	$40,010.00	$0.00
Revenues/Sales:	$5,000.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($119,145.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Changemaker Edu, Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David K. Richards	Founder	Changemaker Edu Inc.	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David K. Richards	CEO	2024
David K. Richards	President	2024
Joy Meserve	COO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joy Meserve	2000000.0 Common	20.0
David K. Richards	7000000.0 Common Stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Part of our business model depends on a percentage of Founder candidates successfully launching microschools. While we've learned a lot from our pilot year, built in a 30% Founder attrition rate each year, added a Founder fee to join the program, and improved our qualification process, not all Founders will successfully open schools, and launch rates may fluctuate year to year.
>
> Microschool enrollment depends heavily on local demand, demographics, and each Founder's capacity to implement our marketing and recruiting system. Digital advertising effectiveness (CPC, CAC, and conversion rates) varies by geography and season. Poor ad performance or insufficient Founder participation could reduce school enrollment and network revenue. While some markets will exceed enrollment targets, other markets may not reach the minimum viable enrollment, and certain schools may not generate expected revenue. We have conservatively forecasted for these scenarios.
>
> Our model is supported by expanding state-level school-choice programs and Education Savings Accounts/vouchers. If political climates shift or funding decreases, demand, affordability, and Founder success in certain states may be affected. That's why we are building our portfolio on a variety of models (e.g. private tuition, state-supported funding, district-supported funding). In addition, we are making the educated assumption that more states will adopt ESA/voucher programs, and current states will increase amounts awarded to families.
>
> Each microschool must comply with local zoning, facility, insurance, and state requirements, which vary widely across the U.S. Unexpected regulatory changes could increase Founder operating costs or limit school openings in certain areas.
>
> Macroeconomic shifts, including inflation, recessions, or local cost-of-living changes, may impact parents' ability to pay tuition, directly affecting school revenue and our revenue share. However, economists tout that schools are recession-proof, the last expense a family would cut in a recession.
>
> Investors should understand that SAFE notes do not provide equity until a future priced round. If no priced round occurs, or if the company is acquired early, the conversion terms may differ from investor expectations. The Company may never receive future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
>
> The microschool market is expanding rapidly, and several well-funded competitors (Kaipod, Prenda, Primer, Acton Academy) exist. Competitor advantage in specific markets, funding, or acquisitions could influence Founder recruitment and brand differentiation. That said, we have a key competitive advantage with our human development program for Founders, students, and their families.
>
> Changemaker Education is still transitioning out of its early operational phase. Our systems, staffing, and processes are still growing to meet demand. Additional investment is needed to mature these functions and support national scale. Currently, our success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> Changemaker Edu, Inc was incorporated in August 2024 and has a very limited operating history

upon which investors can evaluate our business model, prospects, and likelihood of success. We are at an early stage of development with only two employees and limited operational infrastructure. Our business model of supporting microschool founders and operating microschools has not been fully tested or proven at scale. We have generated limited revenue to date and face all the risks and uncertainties inherent in a newly established business. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the establishment of any business, the competitive environment in which we operate, and the continued development of our services and market presence.

A substantial portion of our business strategy relies on recruiting educators and visionary leaders to become microschool founders who participate in our founder support program and potentially utilize our curriculum and operational systems. Our ability to generate revenue and grow our network depends on continuously attracting qualified individuals who are willing to undertake the significant personal and financial commitment of launching and operating a microschool. The market for potential microschool founders may be limited, and we face competition from traditional employment opportunities in education, other alternative education models, and competing microschool support organizations. If we are unable to effectively market our founder program, demonstrate value to potential founders, or maintain the quality of our support services, we may fail to recruit sufficient founders to sustain our business. Additionally, if founders who complete our program subsequently close their microschools or choose not to continue using our curriculum and systems, our reputation and ability to attract future founders could be materially harmed.

Our business model involves supporting independent microschool founders who operate their own educational programs. While we provide coaching, curriculum, and operational guidance, we do not directly control the day-to-day operations, educational quality, safety protocols, or compliance practices of these independently operated microschools. Each founder makes independent decisions about hiring, student enrollment, facility selection, implementation of our curriculum, and operational practices. If microschools operated by founders we have supported provide poor educational outcomes, create unsafe environments, engage in discriminatory practices, or otherwise fail to meet the expectations of families and communities, our reputation could be severely damaged even though we do not directly operate these schools. Such incidents could result in negative publicity, loss of trust in our brand, difficulty recruiting future founders and families, and potential legal liability. As our network grows, maintaining consistent quality standards across independently operated microschools becomes increasingly challenging, and we may lack adequate mechanisms to monitor or enforce quality standards.

A key component of our value proposition is our proprietary Mind Body Soul curriculum, which represents a holistic approach to education focusing on emotional, physical, and spiritual development. This curriculum has not been extensively tested across diverse student populations, geographic regions, or educational contexts. There is no assurance that our curriculum will produce the educational outcomes that families and founders expect, or that it will be viewed as superior to other available curricula and educational approaches. The effectiveness of our curriculum may vary significantly based on how individual founders implement it, the student populations served, and local community expectations. We may need to invest substantial resources in ongoing curriculum development, adaptation for different age groups and learning styles, training for founders on proper implementation, and measurement of educational outcomes. If our curriculum fails to gain acceptance in the market, produces disappointing results, or faces criticism from education professionals or regulators, our ability to attract founders and families would be materially impaired.

We currently have very limited cash reserves and have not achieved profitability since our inception. We expect to continue incurring operating losses for the foreseeable future as we invest in marketing infrastructure, digital advertising, founder acquisition systems, and the development of our support services and curriculum. Our ability to achieve profitability depends on numerous factors, many of which are beyond our control, including our ability to recruit sufficient microschool founders, generate revenue from our programs and services, control operating expenses, and achieve economies of scale. The alternative education market is evolving and competitive, and there is no assurance that our business model will generate sufficient revenue to cover our expenses and become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. If we are unable to achieve and maintain profitability, we may be forced to curtail operations, seek additional financing on unfavorable terms, or cease operations entirely.

We will require additional capital beyond this offering to fully execute our business plan, including building marketing infrastructure, scaling our founder recruitment efforts, expanding our team, developing and refining our curriculum and operational systems, and supporting a growing network of microschool founders. We do not currently have commitments for additional financing, and there can be no assurance that we will be able to obtain additional capital on acceptable terms, or at all. Our ability to obtain additional financing will depend on numerous factors, including our progress in recruiting founders and families, market conditions, investor interest in the education sector, and our financial performance. If we are unable to raise additional capital when needed, we will be forced to delay, reduce, or eliminate our marketing and expansion plans, reduce our support services to founders, or cease operations entirely. Any additional equity financing would result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

The education market is highly competitive and includes well-established traditional public and private schools, charter schools, homeschooling resources and co-ops, online education platforms, and other alternative education models. Many of these competitors have substantially greater financial resources, brand recognition, operational experience, and established relationships with families and communities than we do. We also face competition from other organizations that support microschool development and alternative education initiatives, some of which may offer similar services, more established curricula, or more comprehensive support systems. Traditional schools benefit from public funding, established facilities, certified teachers

systems. Traditional schools benefit from public funding, established facilities, certified teachers, and decades of community trust. Families considering alternative education options may be hesitant to choose newly established microschools supported by an early-stage company with limited track record. Additionally, potential microschool founders may choose to work with competing support organizations, pursue independent school development, or remain in traditional education employment. If we are unable to effectively differentiate our services, demonstrate superior value, and compete for both founders and families, our business will not succeed.

The operation of educational programs is subject to extensive federal, state, and local laws and regulations that vary significantly by jurisdiction. Microschools may be subject to requirements related to teacher certification, curriculum standards, health and safety regulations, facility requirements, student attendance and truancy laws, special education services, background checks, mandatory reporting obligations, and numerous other regulatory matters. The legal status and regulatory treatment of microschools is not clearly established in many jurisdictions, and we and the founders we support may face uncertainty about which regulations apply and how to achieve compliance. Some states may classify microschools as private schools subject to specific licensing or approval requirements, while others may treat them as homeschool cooperatives, tutoring services, or other categories with different regulatory obligations. Changes in education laws or interpretations of existing laws could impose new compliance burdens, restrict our ability to operate or support microschools in certain jurisdictions, or require costly modifications to our business model. Regulatory authorities could determine that microschools we support are not in compliance with applicable laws, resulting in fines, penalties, cease and desist orders, or other enforcement actions that could damage our reputation and business. We cannot assure investors that we or the founders we support will be able to maintain compliance with all applicable regulations across all jurisdictions where we operate.

Although we do not directly operate microschools, we may face legal liability related to the educational programs operated by founders we support. We could be named in lawsuits alleging inadequate educational services, failure to meet special education needs, student injuries or safety incidents, discrimination or civil rights violations, employment disputes, or other claims arising from microschool operations. Even if we are not directly liable for the actions of independent microschool founders, defending against such claims would be costly and time-consuming and could result in significant legal expenses and reputational damage. We may not have adequate insurance coverage to protect against all potential liabilities, and insurance may not be available on acceptable terms or at all. Additionally, our coaching and guidance to founders could be construed as creating a duty of care or as contributing to alleged wrongdoing, potentially exposing us to liability. The decentralized nature of our business model, where multiple independent founders operate their own microschools, increases the likelihood that incidents will occur that could result in legal claims. Any significant litigation or regulatory action could divert management attention, consume financial resources, and materially harm our business and reputation.

Our success depends in part on our ability to protect our proprietary Mind Body Soul curriculum, coaching methodologies, operational systems, and other confidential business information. We rely primarily on trade secret protection, confidentiality agreements, and other contractual restrictions to protect our intellectual property, as we may not have obtained patents, registered copyrights, or other formal intellectual property protections. These measures may not provide adequate protection, and our trade secrets and proprietary information could be disclosed, misappropriated, or independently developed by competitors. Microschool founders who participate in our program will have access to our curriculum and operational systems, and we may not be able to prevent them from using this information if they leave our network or share it with others. Additionally, we could face claims that our curriculum, business methods, or other aspects of our operations infringe on the intellectual property rights of third parties. The education sector includes numerous curricula, teaching methodologies, and business models, and it may be difficult to determine whether we have inadvertently incorporated elements that are protected by others' intellectual property rights. Defending against infringement claims or pursuing claims against those who misappropriate our intellectual property would be expensive and could divert management attention from operating our business.

Our business is subject to risks from events beyond our control, including pandemics, natural disasters, economic recessions, geopolitical instability, and other force majeure events. The COVID-19 pandemic demonstrated how public health crises can disrupt educational services, force school closures, and create uncertainty for families and educators. While some alternative education models benefited from pandemic-related disruptions to traditional schooling, future pandemics or similar events could negatively impact our ability to recruit founders, support in-person microschool operations, or maintain family enrollment. Economic downturns could reduce families' ability to pay for alternative education options and could make potential founders reluctant to leave stable employment to launch microschools. Natural disasters, particularly in regions where we or our network of microschools operate, could damage facilities, disrupt operations, and create financial hardship for founders and families. Our early stage and limited financial resources make us particularly vulnerable to such external shocks, as we may lack the reserves or operational flexibility to weather extended periods of disruption.

An investment in Changemaker Edu, Inc is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. We are an early-stage company with a limited operating history, very limited cash reserves, no established track record of profitability, and an unproven business model. The vast majority of early-stage companies fail, and there is no assurance that we will be able to successfully execute our business plan, achieve profitability, or provide any return to investors. Even if we are successful in building our business, there is no guarantee that investors will realize any return on their investment, as the value of the securities depends on numerous factors including future financing terms, company performance, market conditions, and exit opportunities, all of which are uncertain. Investors should only invest funds that they can afford to lose entirely without affecting their financial security or lifestyle. This investment is suitable only for investors who understand and can bear

the risks of investing in early-stage companies and who do not need liquidity from their investment.

There is no public market for the securities being offered, and we do not expect that a public market will ever develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are being offered in reliance on exemptions from registration requirements. As a result, investors will be subject to restrictions on their ability to resell or transfer the securities. Federal securities laws require investors to hold these securities for a minimum of one year before any resale, and even after that period, resales will be permitted only in limited circumstances and in compliance with applicable securities laws. There is no secondary market for securities of private companies like ours, and we have no plans to list our securities on any exchange or to facilitate any secondary market. Even if we eventually conduct an initial public offering or are acquired by another company, there is no guarantee that investors will have an opportunity to sell their securities or that any such liquidity event will result in a positive return. Investors should be prepared to hold their investment indefinitely and should not invest funds that they may need to access in the foreseeable future.

Investors in this offering will own a minority interest in the company and will have no ability to control or significantly influence company decisions, operations, or strategy. All major decisions regarding the business, including decisions about future financings, executive compensation, acquisitions, sale of the company, and distributions to shareholders, will be made by our management and, following any conversion of the SAFEs, by holders of our voting securities. Investors will have no right to elect directors, approve business decisions, or otherwise participate in company governance. The securities being offered provide investors with limited information rights and no voting rights unless and until the SAFEs convert into equity, and even after conversion, investors will hold a minority position. Management will have broad discretion in how to use the proceeds from this offering and how to operate the business, and investors will have no ability to influence these decisions even if they disagree with management's choices. Additionally, investors will have limited access to company information compared to what would be available for a publicly traded company, and we are not subject to the same reporting and disclosure requirements as public companies. Investors must be willing to rely entirely on management's judgment and to accept their minority position with limited rights and protections.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$1,235,000**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 25% product development and technology, 20% hiring and payroll, 23% sales and marketing, 24.1% working capital, operating reserves, and strategic initiatives, 7.9% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with

similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the

when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**,
Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of **Preferred Stock**:

1. the total value of the Investor's investment, divided by
    1. the price of **Preferred Stock** issued to new Investors multiplied by
    2. the **discount rate** (80%), or
2. if the valuation for the company is more than **$5,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
    1. the Valuation Cap divided by
    2. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked

investor, the investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
  A. the Purchase Amount may not be amended, waived or modified in this manner,
  B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
  C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	3000000

Describe any other rights:

We currently have a single class of issued equity securities: Common Stock. All issued Common Stock carries identical voting and economic rights, and there are no liquidation preferences or special rights attached to any issued shares. In addition, the Company has issued Convertible Notes that carry a 20% discount and convert into equity upon a future qualifying financing event pursuant to their terms. These notes do not currently carry voting rights and do not represent equity ownership until conversion. Outstanding options, if exercised, convert into Common Stock with the same rights as existing shareholders. The company has not yet authorized preferred stock, which investors in the SAFE (if converted) will receive. Preferred stock has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that

the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Amount	$43,368.00
Interest rate	10.99% per annum
Maturity date	09/30/31

Wells Fargo Installment Bank Loan

Loan

Amount	$29,228.00
Interest rate	18.74% per annum

Credit Card Debt

Loan

Amount	$44,375.00
Interest rate	11.75% per annum

Small Business Advantage Credit Line

Loan

Amount	$21,956.00
Interest rate	16.74% per annum

American Express Credit Card

Loan

Lender	David Richards
Amount	$15,000.00
Interest rate	5.0% per annum

Founder Loan

Convertible Note

Creditor	Dean Rinard
Issue date	08/28/24
Amount	$10,000.00
Interest rate	8.0% per annum
Maturity date	08/29/29

Changemaker EDU, Inc. issued a $10,000 convertible promissory note to Dean Rinard on August 29, 2024, bearing simple interest at 8% per annum with a maturity date of August 29, 2029. The note automatically converts into equity upon a Next Equity Financing of at least $2,000,000, at a 20% discount to the lowest per-share price in that round. In a Corporate Transaction (merger or acquisition), the holder may elect either cash repayment of principal plus accrued interest or conversion at a 20% discount to the transaction price. After the maturity date, the majority of noteholders may elect voluntary conversion at fair market

maturity date, the majority of noteholders may elect voluntary conversion at fair market value as determined by the board.

Convertible Note

Issue date	08/28/24
Amount	$20,000.00
Interest rate	8.0% per annum
Maturity date	08/29/29

Changemaker EDU, Inc. issued a $20,000 convertible promissory note to Navarre Joseph on August 29, 2024, bearing simple interest at 8% per annum with a maturity date of August 29, 2029. The note automatically converts into equity upon a Next Equity Financing of at least $2,000,000, at a 20% discount to the lowest per-share price in that round. In a Corporate Transaction, the holder may elect either cash repayment of principal plus accrued interest or conversion at a 20% discount to the transaction price. After the maturity date, the majority of noteholders may elect voluntary conversion at fair market value as determined by the board.

Convertible Note

Issue date	10/13/24
Amount	$10,000.00
Interest rate	8.0% per annum
Maturity date	08/29/29

Changemaker EDU, Inc. issued a $10,000 convertible promissory note to Anantharaman Ganesh on October 14, 2024, bearing simple interest at 8% per annum with a maturity date of August 29, 2029. The note automatically converts into equity upon a Next Equity Financing of at least $2,000,000, at a 20% discount to the lowest per-share price in that round. In a Corporate Transaction, the holder may elect either cash repayment of principal plus accrued interest or conversion at a 20% discount to the transaction price. After the maturity date, the majority of noteholders may elect voluntary conversion at fair market value as determined by the board.

Convertible Note

Issue date	09/28/25
Amount	$15,000.00
Interest rate	8.0% per annum
Maturity date	08/29/29

Changemaker EDU, Inc. issued a $15,000 convertible promissory note to Navarre Joseph on September 29, 2025, bearing simple interest at 8% per annum with a maturity date of August 29, 2029. The not3 automatically converts into equity upon a Next Equity Financing of at least $2,000,000, at a 20% discount to the lowest per-share price in that round. In a Corporate Transaction, the holder may elect either cash repayment of principal plus accrued interest or conversion at a 20% discount to the transaction price. After the maturity date, the majority of noteholders may elect voluntary conversion at fair market value as determined by the board.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2024	Regulation D	Convertible Note	$10,000	General operations
8/2024	Regulation D	Convertible Note	$20,000	General operations
10/2024	Regulation D	Convertible Note	$10,000	General operations
9/2025	Regulation D	Convertible Note	$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	David Richards

Transaction type	Loan
Interest rate	5.0% per annum
Outstanding	Yes
Relationship	Founder

Name	Dean Rinard
Amount Invested	$10,000.00
Transaction type	Loan
Interest rate	8.0% per annum
Maturity date	08/29/29
Outstanding	Yes
Relationship	Father in Law

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Changemaker Education is reimagining K-12 schooling through a network of personalized microschools built on self-directed learning, experiential education, and holistic development. They serve families seeking alternatives to traditional schooling, as well as educators and founders looking to launch their own community-based microschools.

Milestones

Changemaker Edu, Inc was incorporated in the State of Delaware in August 2024. Changemaker Edu was a LLC created December 19, 2023 and had no operations or financial activity before converting to a C Corp on August 27, 2024

Since then, we have:

- Lean & Highly Scalable: No facilities or teachers on payroll - scaling through Microschool Founders

- Compelling Business Model: $5,000 licensing fee + ongoing 10% revenue share from each microschool

- Exploding Demand: Educators and communities actively seeking alternatives to traditional K–12

- Human Development for Educators & Students: Our Mind Body Soul program is our competitive advantage

- Early Investors: 20% SAFE discount with high upside as we grow to 150 microschools & 15,000 students

- Building Early Momentum: 25 Changemaker Microschool Founders with microschools open & launching

Historical Results of Operations

Our company was incorporated in December 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended June 30, 2025, the Company had revenues of $5,000 compared to the year ended June 30, 2024, when the Company had revenues of $0.

- *Assets.* As of June 30, 2025, the Company had total assets of $15,929, including $15,846 in cash. As of June 30, 2024, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $119,145 and net income of $0 for the fiscal years ended June 30, 2025 and June 30, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $135,074 for the fiscal year ended June 30, 2025 and $0 for the fiscal year ended June 30, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $153,927 in debt and $55,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Changemaker Edu, Inc cash in hand is $4,840, as of May 2026. Over the last three months, revenues have averaged $10,240/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,093.52/month, for an average net margin of $146.48 per month. Our intent is to be profitable in 24 months.

Since the period covered by our prior financial statements, Changemaker has made several material financial and operational improvements that significantly strengthen the business. Financially, our current fiscal year reflects meaningful growth in activity, including $59,271.57 in gross revenue, $30,814.45 in accounts receivable, and $16,954.44 in cash and cash equivalents, with no cost of goods sold. While we continue to operate at a controlled loss (-$42,431.63 year-to-date), this is expected and aligned with our pre-scale investment period.
We also transitioned from cash accounting to accrual accounting, giving us a more accurate representation of revenue timing, obligations, and overall financial health as we enter a period of higher Founder activity, rising receivables, and multi-month payment plans.
Operationally, we have significantly improved Founder qualification and predictability. Based on learnings from our pilot year, we implemented a structured readiness and accountability process for new cohorts, including clearer performance expectations, milestone-based progress tracking, and more rigorous screening. Our introduction of the Pathway Lab program, allowing Founders to pay their $5,000 cohort fee in installments, has created consistent monthly cashflow, increased Founder commitment, and reduced attrition compared to our pilot year (when no upfront cohort fee was required).
As a result, we are now pre-filling and vetting our pipeline earlier, advancing only those Founders who demonstrate execution readiness. This is producing a stronger cohort, a more reliable launch pipeline, and more predictable future revenue from recurring 10% tuition revenue share.

Over the next 3–6 months, we expect continued steady revenue driven by Founder cohort fees, which now total $59,271.57 year-to-date and include $30,814.45 in accounts receivable tied to active payment plans. We are currently generating approximately $8,000–$10,000 per month in recurring Pathway Lab and cohort fee installments, and based on our qualified Founder pipeline, we anticipate this monthly cash inflow to increase meaningfully over the next two quarters as additional Founders enter the program.
By early Fall, we expect to begin receiving our 10% tuition revenue share from the first group of launched microschools. This represents a second, scalable recurring revenue stream layered on

launched microschools. This represents a second, scalable recurring revenue stream layered on top of Founder fee installments. As these schools stabilize enrollment, revenue share is expected to grow predictably each semester.

On the expense side, we intend to maintain a disciplined operating structure consistent with our current FY profile with modest increases tied primarily to building marketing infrastructure and adding fractional operational support. We are intentionally pacing expenses with Founder onboarding and revenue expansion to ensure sustainable burn and controlled growth.

We are already revenue-generating, and additional capital is not required to keep the business running, it is used to accelerate growth, expand Founder acquisition, scale our marketing systems, and enhance operational support for new microschools. With this capital, we can move faster and bring more schools to launch, increasing both top-line revenue and long-term revenue share.

We are not currently profitable, as we are intentionally operating at a controlled loss while investing in Founder acquisition, marketing infrastructure, and the systems required to scale our microschool network. Our current fiscal year reflects this strategic investment period, with $59,271.57 in revenue, $30,814.45 in accounts receivable, and a year-to-date net loss of $42,431.63, which aligns with our pre-scale growth strategy.

Our $5,000 Founder licensing fee provides modest upfront revenue that helps offset onboarding and training costs, but our long-term economics are driven primarily by recurring 10% tuition revenue share from launched microschools. Because we operate an asset-light licensing model with minimal cost of goods sold, each additional school contributes high-margin recurring revenue once enrollment stabilizes.

With multiple microschools scheduled to launch and begin tuition share in early Fall, and with Pathway Lab installment payments generating consistent monthly cashflow today, we expect recurring revenue to compound meaningfully over the next 18–24 months. As this revenue builds and fixed costs are absorbed, we anticipate reaching profitability on a sustainable basis.

In addition to funds raised through Wefunder, Changemaker is already generating revenue through Founder licensing fees and our Pathway Lab program, which currently provides consistent monthly installment payments totaling $59,271.57 year-to-date with an additional $30,814.45 in accounts receivable. These revenue streams materially support ongoing operations as we grow toward tuition revenue share from launched microschools.

We have operated the company leanly to date, with limited founder compensation, disciplined cost control, and a focus on directing expenditures toward growth-driving activities such as Founder acquisition and marketing infrastructure. When needed, the founding team has historically covered short-term gaps and will continue managing expenses conservatively throughout the campaign period.

Because we are already revenue-generating and operate an asset-light model with no cost of goods sold, our short-term burn remains modest and tied directly to strategic growth initiatives rather than fixed overhead. We expect current revenue, accounts receivable from installment plans, and disciplined expense pacing to cover near-term operating needs while Wefunder capital accelerates expansion rather than funds basic survival.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David K. Richards, certify that:

(1) the financial statements of Changemaker Edu, Inc included in this Form are true and complete

in all material respects ; and

(2) the financial information of Changemaker Edu, Inc included in this Form reflects accurately the

information reported on the tax return for Changemaker Edu, Inc filed for the most recently

completed fiscal year.



Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

 ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

 iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

 ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

 iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 i. at the time of the filing of this offering statement bars the person from:

  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

  B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

  C. engaging in savings association or credit union activities? ☐ Yes ☑ No

 ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

 i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

 ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

 iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

 i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

 ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative

complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://changemakereducation.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

David K. Richards
Joy Meserve

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    David K. Richards

    Joy Meserve

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation

Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Changemaker Edu, Inc

By

David Richards

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Richards

CEO & Founder
5/29/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.